

September 16, 2006

Mail Stop 3561

Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Re: **Freedom Acquisition Holdings, Inc.**
Registration Statement on Form S-1
Filed August 2, 2006
File No. 333-136248

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the factors you considered in determining to value this offering at $300,000,000. Please also tell us the factors you considered when determining that you might need $288,750,000 in the trust fund to effect the business combination

contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors behind the valuation.

2.   We note that you indicate that your business combination "must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account … at the time of such business combination." Prior firm commitment blank checks have required that the business combination be with a target with a fair market value equal to 80% of the company's net assets (all assets including the trust account funds less liabilities) at the time of the acquisition. Advise us of your reasoning regarding the change in the terms of your business combination and discuss the impact this may have on investors in this offering. Also advise us why the co-investment offering should not be included in the determination of the fair market value for the size of the target acquisition. We may have further comment.

3.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

4.   We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.70, or 96.3% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

5.   We note the following language from Article Fifth of your Amended and Restated Certificate of Incorporation: "the following paragraphs A through C shall govern the management of the business and the conduct of the affairs of the Corporation … during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any Business Combination. In addition … the affirmative vote of at least 80% in voting power of the then outstanding shares … shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article FIFTH." Please provide us with a legal analysis whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address

whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.

6.   Margins with full justification impede the readability of the document.   Justify the left margins and leave the right margins ragged.

7.   We note that management appears to be affiliated with various private equity funds and investment companies. Please clearly discuss in appropriate places in the registration statement whether Freedom Acquisition may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these private equity funds or investment companies or an affiliate thereof.   Also include with that disclosure that the company will obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholders, officers and directors. We may have further comment.

8.   We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. Your disclosure appears to leave open the possibility that you may structure a transaction in which less than 19.99% would be able to convert. Please revise your registration statement as appropriate. We may have further comment.

9.   We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to at least 80% of the balance in the trust account at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of the balance in the trust account. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

10.   Further discuss in an appropriate place the company's expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail whether the company intends to ensure that the company's management and/or directors will be able to maintain their positions with the company post-business combination. Address whether the officers and/or directors will take retaining their positions into consideration in determining which acquisition to pursue.

Facing page

11.	It appears that you have not registered the common stock underlying the warrants since they are not listed in the registration fee table. If the company is not registering the common stock underlying the warrants then revise your cover page, risk factor section along with other applicable sections to address that the warrants may not be exercised. We may have further comment.

12.	We note that you have not indicated that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415. Please advise.

Prospectus Cover Page

13.	Please revise to highlight the legend in the paragraph following your cross-reference to the risk factors section.

14.	Provide a discussion, in an appropriate location, as to how the company intends to meet the listing criteria set forth by the AMEX.

Table of Contents

15.	Move the paragraph above the table of contents that states "you should rely only on the information contained in this prospectus …." to a location following the risk factors section.

16.	We note your statement that "you should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus." Revise to remove the noted statement.

Prospectus Summary, page 1

17.	Please move the disclosure addressing Messrs. Franklin and Ashken experience in running public companies to a section later in the prospectus.

18.	Revise to explain the purpose of the co-investment units. Specifically address the timing of the sale of the co-investment units "that will occur immediately prior to our consummation of a business combination". Specifically address when the transaction will occur in connection with the signing the business combination agreement and the

proxy to approve the business combination agreement. We may have further comment.

19.   Revise your summary to address whether you identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates. Specifically address whether or not you have a specific business combination under consideration. If management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information. Please revise to clarify whether the company, an affiliate thereof, or any unrelated third party has undertaken any discussions (formal or informal), negotiations, due diligence, evaluations and/or other similar activities, whether directly or indirectly with respect to a business combination transaction involving the company. We may have further comment.

20.   Please clarify, in the forepart of the prospectus, whether the officers and directors can purchase units in the offering or in the open market.

The Offering, page 4

21.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

22.   Please revise to indicate the amount of any advances made by the sponsors to cover offering expenses.

23.   Revise to clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

24.   We note your cross-reference to the section "Use of Proceeds" in your summary section and numerous cross-references in your risk factor section. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

25.   Please revise to clarify whether the co-investment common stock will be voted in connection with the vote required to approve the initial business combination.

26.   We note your statement that "we do not expect our independent directors to present investment and business opportunities to us." We also note your statement in the risk factors section "our officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated …." Please reconcile your statements.

Dissolution and liquidation if no business combination, page 12

27.   Please revise the second sentence in the second paragraph to indicate "such time periods".

28.   We note your statements that "we expect that we will nonetheless continue to pursue stockholder approval for our dissolution" and "we expect that our board will, prior to such date, convene, adopt and recommend to our stockholders our dissolution and plan of distribution, and on such date file a proxy statement with the SEC seeking stockholder approval for such plan." (Emphasis added). Please revise, throughout the prospectus, to address whether the corporation will pursue stockholder approval for dissolution and whether the board will convene, adopt and recommend the company's dissolution and plan of distribution.

Summary Financial Data, page 15

29.   Please reconcile the adjusted stockholders equity presented on pages 15 and 37 with the calculation of pro forma net tangible book value after the offering on page 36.

30.   Please revise the fourth paragraph to indicate the approximate dollar amount redeemed if 19.99% of the 37,500,000 shares are redeemed under the redemption rights.

Risk Factors, page 16

31.   Please revise the introductory paragraph to move the last two sentences to a section following the risk factors section.

32.   Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. Some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

33.   Please revise risk factor 4 on page 17 to clarify the amount of funds needed to exempt the company from Rule 419.

34.   Please revise risk factor 5 on page 17 to indicate the "certain circumstances" whereby Mr. Berggruen and Mr. Franklin may be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of certain prospective target businesses, vendors or other entities. Also clarify your term "<u>certain</u> prospective target business, vendors or other entities" to indicate what businesses, vendors and other entities are covered. (Emphasis added). We may have further comment.

35.   In risk factor 7 on page 18, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law; and (iii) what debts, costs and expenses that will not be covered by the indemnity to be provided by certain insiders of the company.

36.   Please revise risk factor 13 to identify your "sponsors".

37.   In risk factor 14 on page 21, please revise to address the risk being addressed.

38.   In risk factor 17 on page 22, please disclose whether any of your officers or directors are currently affiliated or have been affiliated with a blank check company in the past.

39.   In risk factor 27 on page 26, add disclosure contrasting the treatment of the warrants held by the public stockholders with that of the warrants held by the initial stockholders.

40.   We note your statement, in risk factor 21, that "the net proceeds from this offering and the offering of the sponsors' warrants will provide us with approximately $288.8 million … ($328.8 million after the consummation of the co-investment …." It appears to us that the company would have $338.8 million available after the co-investment. Please advise or revise as appropriate.

41.   Please revise the risk factor on page 26, "You will not be able to exercise your warrants…" to clarify you have no obligation to settle the warrants in the absence of an effective registration statement and the warrants can expire unexercised or unredeemed.

42.   Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

43.   In risk factor 31 on page27, "[i]f we are deemed to be an investment company …," please revise the risk factor to explain why the company could be deemed an investment

company.

44.   Revise risk factor 32 to update the information to the latest practicable date.

45.   Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Freedom Acquisition Holdings, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses.   It appears that risk factors 15, 16, 23, 35, and 36 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.

Use of Proceeds, page 32

46.   Please revise footnote 2 to indicate the amount of offering expenses that have been paid from the advances received.

47.   We note the statement at page 32 in footnote 3 that "these expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein." Please revise this section to clearly discuss the circumstances that would require management to alter the noted use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K. We may have further comment.

Dilution, page 35

48.   Please reconcile the offering costs of $50,000 presented on page 36 with the amount of deferred costs shown on the balance sheet.

49.   We note your statement that "after giving effect to the sale of 6,250,000 co-investment shares … representing an increase in net tangible book value of $1.98 per share to our founders and an immediate dilution of $6.02 per share or 24.8% to new investors not exercising their redemption rights." Please advise us of your computations regarding the noted figures or revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity and Capital Resources, page 38

50.   Please disclose whether the company has had any discussions concerning raising additional funds.

51.   We note your disclosure that if your estimate of the due diligence costs are underestimated then you may be required to raise additional capital. Please revise your liquidity section to address this possible need of additional funds and the potential sources of funds.

Proposed Business, page 40

Management Expertise, page 40

52.   We note your discussion in the first full paragraph on page 41 addressing Jarden's growth. Please revise to also indicate that the company has committed to not consider transactions that fit within Jarden's publicly announced acquisition criteria unless Jarden has determined not to pursue the transaction.

Effecting a Business Combination, page 42

53.   Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

54.   We note the disclosure that Mr. Berggruen and Mr. Franklin have agreed that they will be personally liable "to cover the potential claims made by such party but only if, and to the extent, that the claims would otherwise reduce the trust account proceeds payable to our public stockholders in the event o liquidation and the claims were made by a vendor for services rendered, or products sold, to us."   Revise to clearly state, throughout the prospectus, all circumstances whereby these individuals will be personally liable. In addition, please clarify the indemnification against claims by a target business or other entities. Please define the "vendors" in the indemnification provided by Mr. Berggruen and Mr. Franklin. Clearly describe throughout the prospectus the potential risk that a portion of the funds held in trust could be subject to third party claims.

55.   Please revise to address that to the extent the company does not obtain valid and enforceable waivers there is no assurance that the funds held in the trust account will protected from creditor claims. Also indicate, if true, that even if they execute such agreements that there is no assurance that creditors would be prevented from bringing claims against the trust.

Sources of target businesses, page 43

56.   On page 44, please identify the source of funds that will be used to pay finder's fees. Consider adding this information to the use of proceeds table.

57.   We note your statement that "our directors have no commitment to spend any time in identifying or performing due diligence on potential target businesses." We also note your prior statement that "we expect that due diligence of prospective target businesses will be performed by some or all of our officers and directors …." Please reconcile.

58.   Also on page 44, you state "[i]n addition, none of our officers or directors will receive any finder's fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us other than any compensation or fees that may be received for any services provided following such business combination." Please describe the compensation or fees that might be received for services provided following a business combination. Clarify whether your officers and directors will take the offer the compensation or fees after the business combination into consideration when determining which acquisition transactions to pursue.

Fair Market Value of Target Business or Businesses, page 45

59.   It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business unless the Board of Directors is unable to independently determine the fair market value.

Redemption Rights, page 47

60.   Your disclosure indicates that you "anticipate" that "the funds to be distributed to stockholders who elect redemption will be distributed as promptly as practicable after consummation of a business combination." Explain why you anticipate that the funds will be distributed promptly and why you have not disclosed that funds will be distributed promptly. We may have further comment.

Dissolution and Liquidation if no Business Combination, page 47

61.   We note your statement that "concurrently, we shall pay, or reserve for payment, from interest released to us form the trust account if available, our liabilities and obligations."

(Emphasis added). Please clarify what the company will do if there are not funds from interest released to cover the payment or reserve for payment.

62.   On page 48, you state "[t]he proceeds deposited in the trust account could, however, become subject to the claims of our creditors which <u>could</u> be prior to the claims of our public stockholders" (emphasis added). Please provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

63.   We note your disclosure that Mr. Berggruen and Mr. Franklin "will be personally liable under certain circumstances to ensure that the proceeds in the trust are not reduced by the claims of various vendors …." Please clarify the circumstances in which they would and would not be liable to make payments.

64.   We note your statement, both here and in the risk factors section, that Mr. Berggruen and Mr. Franklin will be personally liable for claims of various vendors, claims of other parties including the claims of any prospective target. We also note your previous statement, in the Effecting a Business Combination section, which appears to limit the claims covered "to the extent, that the claims would otherwise reduce the trust account proceeds … and the claims were made by a vendor for services rendered, or products sold, to us." Please revise to reconcile your statements. Clarify whether the claims of other parities including the claims of prospective targets will be covered by Mr. Berggruen and Mr. Franklin.

65.   Disclosure indicates that you "anticipate" that your "instruction to the trustee would be given promptly after the later to occur of (i) the approval by our stockholders of our dissolution and plan of distribution or (ii) the effective date of such approved dissolution and plan of distribution." Explain why you "anticipate" that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly. We may have further comment.

Amended and Restated Certificate of Incorporation, page 50

66.   We note your statement that "the above-referenced requirements and restrictions included in our amended and restated certificate of incorporation may only be amended prior to consummation of a business combination upon the unanimous written consent of our stockholders." We note your Articles of Incorporation indicate that "the affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote … shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article FIFTH." Revise your disclosure as appropriate.

Comparison of this Offering to those of Blank Check Companies Subject to Rule 419, page 51

67.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. Also revise the risk factor section as appropriate.

Management, page 55

68.   If appropriate, please disclose Mr. Hauslein's affiliation with Bally Total Fitness Holding Corp.

69.   If appropriate, please disclose Mr. Morey's affiliation with Emerson Radio Corp.

Conflicts of Interest, page 58

70.   On page 58, you state "[o]ur directors may have a conflict of interest in determining whether a particular target business is appropriate for us and our stockholders since two of our directors are affiliated with our founders, which will be subject to the lock-up agreement." Please clarify this statement.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 72

71.   Please tell us whether you received a tax opinion. We may have further comment.

Underwriting, page75

72.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements

73.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Part II
Exhibits

Exhibit 4.3

74.   In section 3.4 of your warrant agreement we note the disclosure stating you will not be obligated to settle for cash in the event you are unable to deliver registered securities. However you do not explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Please explain to us how you have considered this in evaluating the classification of the warrants and unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Exhibit 5.1

75.   Please file a copy of the executed legality opinion as an exhibit with your next amendment of the registration statement.

Exhibit 23

76.   Provide a current consent of the independent accountant in any amendment.

General

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a

company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Nicolas Berggruen
Freedom Acquisition Holdings, Inc.
September 16, 2006
Page 15

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Alan I. Annex, Esq. (*by facsimile*)
        212-801-6400